UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            AFG ENTERPRISES USA, INC.
                          ----------------------------
                                (Name of Issuer)


                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)


                                   00106F 20 8
                                 --------------
                                 (CUSIP Number)


                                  FRANK DELAPE
                        c/o Benchmark Equity Group, Inc.
         700 Gemini Street, Suite 100, Houston, TX 77058 (281) 488-3883
 -------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                 March 29, 2006
                           ---------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

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CUSIP No. 00106F208                   13D                     PAGE 2 of 10 PAGES

================================================================================

     1        NAME OF REPORTING PERSON
              S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              BENCHMARK EQUITY GROUP, INC.
              EIN:   76-0442429

--------------------------------------------------------------------------------

     2 IF ANY OF THE SHARES BENEFICIALLY OWNED BY A REPORTING PERSON ARE HELD AS A MEMBER OF A GROUP AND SUCH MEMBERSHIP IS EXPRESSLY AFFIRMED, PLEASE CHECK BOX (a). IF MEMBERSHIP IN A GROUP IS DISCLAIMED OR THE REPORTING PERSON DESCRIBES A RELATIONSHIP WITH OTHER PERSONS BUT DOES NOT AFFIRM THE EXISTENCE OF A GROUP, PLEASE CHECK BOX (b)

                          |_| (a)                   |X| (b)
--------------------------------------------------------------------------------

     3        SEC USE ONLY

--------------------------------------------------------------------------------

     4        SOURCE OF FUNDS

              OO
--------------------------------------------------------------------------------

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CUSIP No. 00106F208                   13D                     PAGE 3 of 10 PAGES

--------------------------------------------------------------------------------

     5        |_| CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
                  TO ITEMS 2(d) OR 2(e)

              NOT APPLICABLE
--------------------------------------------------------------------------------

     6        CITIZENSHIP OR PLACE OF ORGANIZATION

              DELAWARE
--------------------------------------------------------------------------------

                             7       SOLE VOTING POWER
       NUMBER OF
                                     508,942
        SHARES
                             ---------------------------------------------------
      BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                      -0-
                             ---------------------------------------------------
         EACH                9       SOLE DISPOSITIVE POWER

       REPORTING                     508,942
                             ---------------------------------------------------
      PERSON WITH            10      SHARED DISPOSITIVE POWER

                                     -0-
--------------------------------------------------------------------------------

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CUSIP No. 00106F208                   13D                     PAGE 4 of 10 PAGES

--------------------------------------------------------------------------------

     11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              508,942
--------------------------------------------------------------------------------

     12       |_| CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                  SHARES

--------------------------------------------------------------------------------

     13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              9.98%
--------------------------------------------------------------------------------

     14       TYPE OF REPORTING PERSON

              CO
================================================================================


ITEM 1.  SECURITY AND ISSUER

         This statement relates to the shares of Common Stock of AFG Enterprises USA, Inc. (the "Issuer"). The name and address of the principal executive office of the Issuer is:

        AFG ENTERPRISES USA, INC.
        9100 Wilshire Blvd., Suite 501 E
        Beverly Hills, CA  90212


ITEM 2.  IDENTITY AND BACKGROUND

         (a)      Name;

                  BENCHMARK EQUITY GROUP, INC.

         (b)      Business address;

                  700 GEMINI, SUITE 100, HOUSTON, TX  77058

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

                  NOT APPLICABLE

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case.

                  REPORTING PERSON HAS NOT BEEN CONVICTED IN ANY CRIMINAL PROCEEDING DURING THE LAST FIVE YEARS.


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CUSIP No. 00106F208                   13D                     PAGE 5 of 10 PAGES

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

                  REPORTING PERSON HAS NOT BEEN PARTY TO A CIVIL PROCEEDING PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

         (f)      Citizenship.

                  REPORTING PERSON IS INCORPORATED IN THE STATE OF DELAWARE.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Reporting person acquired the shares of the Issuer upon the consummation of an Exchange Agreement by and between AFG Enterprises USA, Inc. and Benchmark Equity Group, Inc. for the purpose of cancellation of a claim of debt held by Benchmark Equity Group, Inc. against AFG Enterprises.


ITEM 4. PURPOSE OF TRANSACTION

         The purpose of the transaction is to exchange debt owed to Benchmark Equity Group, Inc. by AFG Enterprises USA, Inc.

        Describe any plans or proposals which the reporting persons may have which relate to or would result in:

        (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

                NOT APPLICABLE

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

                NOT APPLICABLE

        (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

                NOT APPLICABLE

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CUSIP No. 00106F208                   13D                     PAGE 6 of 10 PAGES

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies onthe board;

                NOT APPLICABLE

        (e) Any material change in the present capitalization or dividend policy of the issuer;

                NOT APPLICABLE

        (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Comapny Act of 1940;

                NOT APPLICABLE

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actons which may impeded the acquisition of control of the issuer by any person;

                NOT APPLICABLE

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
                NOT APPLICABLE

        (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;or

                NOT APPLICABLE

        (j) Any action similar to any of those enumerated above.

                NOT APPLICABLE


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) Reporting person beneficially and of record owns 508,942 shares of Issuer Common Stock which represents approximately 9.98% of the outstanding shares of Common Stock of the Issuer.

         (b) Reporting person has sole voting and dispositive power to vote or direct the vote over the 508,942 shares of Common Stock.

         (c) During the last sixty (60) days, reporting person has not sold or otherwise disposed of any shares of Common Stock in broker's transactions effectuated through one or more market maker in the Issuer's Common Stock in unsolicited transactions.

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CUSIP No. 00106F208                   13D                     PAGE 7 of 10 PAGES

         (d) Is any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

                  NOT APPLICABLE.

         (e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

                  NOT APPLICABLE.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  NOT APPLICABLE

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         EXHIBIT 1 Exchange Agreement dated March 29, 2006, by and between AFG Enterprises USA, Inc. and Benchmark
                        Equity Group, Inc.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      April  6, 2006
                                      ------------------------------------------
                                      Date


                                      /S/ FRANK DELAPE
                                      ------------------------------------------
                                      Signature

                                      Frank DeLape
                                      ------------------------------------------
                                      Name

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CUSIP No. 00106F208                   13D                     PAGE 8 of 10 PAGES

EXHIBIT 1

                               EXCHANGE AGREEMENT

This EXCHANGE AGREEMENT ('Agreement') is made as of March 29, 2006 by and between AFG Enterprises USA, Inc. ('Company') and Benchmark Equity Group, Inc. ("BMEG"), with reference to the following facts:

A. BMEG is the holder of that certain claim against In AFG Enterprises (USA), Inc. ("Debtor") in the amount of approximately $313,421.44, plus accrued interest,as evidenced by the Credit Agreement, dated July 15, 2003 between BMEG (was assigned from Acclaim Financial Group Venture II, LLC) and the Company,and the related promissory note and security agreement (the "Claim"). BMEG recently purchased the Claim from Acclaim Financial Group Venture II, LLC.

B. The Company currently has 100,440 common shares outstanding.

C. BMEG desires to exchange the Claim for 1,008,062 common shares of the Company.

NOW, THEREFORE, in consideration of the mutual agreements herein contained and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Exchange of Claim: BMEG agrees to cancel the claim in full and the Company agrees to issue 1,008,062 newly issued common shares of the Company to BMEG or its designees.

2. Issuance of Shares: BMEG wishes that 1,008,062 shares to be issues as such:

Magnolia Growth Trust
c/o Benchmark Equity Group, Inc.
700 Gemini, Suite 100
Houston, TX 77058
TAX ID: 20-6715257
200,000 common shares

Brianna N. Delape Beehive Trust
c/o Benchmark Equity Group, Inc.
700 Gemini, Suite 100
Houston, TX 77058
TAX ID: 20-6715284
100,000 common shares

Alexander C Delape Beehive Trust
c/o Benchmark Equity Group, Inc.
700 Gemini, Suite 100
Houston, TX 77058
TAX ID: 20-6715273
100,000 common shares

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CUSIP No. 00106F208                   13D                     PAGE 9 of 10 PAGES

Jeffrey W. Tomz
c/o Benchmark Equity Group, Inc.
700 Gemini, Suite 100
Houston, TX 77058
TAX ID: ###-##-####
84,120 common shares

Joseph R. Rozelle
c/o Benchmark Equity Group, Inc.
700 Gemini, Suite 100
Houston, TX 77058
TAX ID: ###-##-####
5,000 common shares

Larry St. Martin
c/o Benchmark Equity Group, Inc.
700 Gemini, Suite 100
Houston, TX 77058
TAX ID: ###-##-####
10,000 common shares

Benchmark Equity Group, Inc.
700 Gemini, Suite 100
Houston, TX 77058
TAX ID: 76-0442429
468,942 common shares

Trident Advisors, Inc.
c/o Benchmark Equity Group, Inc.
700 Gemini, Suite 100
Houston, TX 77058
TAX ID: 37-1417092
40,000 common shares

3. Skipped

4. General Provisions:

        4.1 Parties in Interest: Nothing in this Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Agreement on any persons other that the parties hereto, including, without limitation.

        4.2 Further Actions: Each party agrees to execute such additional documents and to take such further actions as may be reasonably requested by the other party in order to further document or effectuate the transactions and agreements described herein.

        4.3 Captions; Construction: Captions used in the Agreement are intended for convenience of reference only. If any ambiguity or dispute arises with respect to this Agreement, the parties agree that no provision or provisions of this Agreement shall be construed against either party because that party or that party's legal counsel drafted such provision or provisions.


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CUSIP No. 00106F208                   13D                    PAGE 10 of 10 PAGES

        4.4 Entire Agreement: This Agreement memorializes and constitutes the final expression and the complete and exclusive statement of agreement and understanding between the parties relating to the exchange transaction contemplated herein. It supersedes all prior and contemporaneous negotiations, proposed agreement and agreements, whether written or oral. Each of the parties to this Agreement acknowledges that it has not executed this Agreement in reliance upon any promise, statement, representation or warranty whatsoever, expressed or implied,which is not expressly set forth in this Agreement, nor in reliance upon any belief as to any fact which is not expressly recited herein.

        4.5 Amendments: No modification, waiver, amendment,discharge or change of this Agreement shall be valid unless the same is in writing and signed by the party against whom the enforcement of such modification, waiver, amendment, discharge or change is or may be sought.

        4.6 Binding Effect: This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective heirs, legal representatives,successors and assigns.

        4.7 Governing Law: This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado.

        4.8 Counterparts: This Agreement may be executed in one or more counterparts, each of which, when executed, shall be deemed an original, but all of which together shall constitute one and the same instrument.

(SIGNATURE PAGE TO FOLLOW)


IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first set forth above.

AFG ENTERPRISES USA, INC.


By:   /s/ JOSEPH ROZELLE
      -----------------------
          JOSEPH ROZELLE
          President


BENCHMARK EQUITY GROUP, INC.


By:    /S/ FRANK DELAPE
      -----------------------
           Frank DeLape, CEO


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